

THE NORTH WEST COMPANY



05008165

April 7, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 1 6 2005
WASH. D.C.
203

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS FOURTH QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings During Transition Period – President & CEO
2. Certification of Interim Filings During Transition Period – CFO
3. Fourth Quarter Interim Financial Statements
4. Interim MD&A
5. News Release
6. Disclosure of Auditors Review in Accordance with National Instrument 52-102
7. Notice of Meeting and Record Date.

If you require further information, please feel free to contact me. Thanks.

Yours truly,

Deborah Kirby

Deborah Kirby
Administrative Assistant
North West Company Fund
77 Main Street
Winnipeg MB R3C 2R1

Direct Line: (204) 934-1504
Direct Fax: (204) 934-1455
Email Address: dkirby@northwest.ca


Northern


ENTERPRISING
THE COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

April 7, 2005

To: The Toronto Stock Exchange
Canadian Securities Administrators

NOTICE

Re: North West Company Funds
Trust Units CUSIP 662906 10 6
NP54-101

Pursuant to the requirements of NP54-101, I advise that the Trustees of North West Company Fund (the "Fund") have set a meeting date of June 9, 2005, for an Annual Meeting of Unitholders, and that April 22, 2005, has been set as the record date for Unitholders entitled to receive notice and vote.

Should you have any questions about this notice, please call the undersigned at 204-934-1503; or Reinhard Sedlacek at 204-934-1525.

On behalf of the board of Trustees:

Signed by "Léo Charrière"

Léo Charrière
Chief Financial Officer & Secretary

2004 FOURTH QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports fourth quarter earnings to January 29, 2005 of $10.6 million, consistent with last year's fourth quarter earnings of $10.6 million. Diluted earnings per unit are $0.66 which is consistent with last year.

Sales decreased 3.3% to $209.9 million on a non-comparable basis and were down 1.7% excluding the foreign exchange impact of a stronger Canadian dollar compared to the fourth quarter last year. The quarter had 13 weeks compared to 14 weeks last year. On an equivalent 13-week basis, sales increased 4.5% and on a same store basis were up 4.1% excluding the foreign exchange impact. Strong general merchandise sales in northern Canada stores were a major positive factor in the quarter.

On behalf of the Trustees and the Board of Directors:





Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Fourth quarter consolidated sales decreased 3.3% to $209.9 million compared to $217.0 million in 2003. On an equivalent 13-week basis, sales increased 4.5% (up 4.1% on a same store basis excluding the foreign exchange impact). The stronger Canadian dollar had the result of reducing sales by $2.7 million and net earnings by $48,000.

Sales and Sales Growth on an Equivalent Week Basis	Fourth Quarter		Full Year	
	2004	2003	2004	2003
($ in thousands except where otherwise indicated)	(13 weeks)	(14 weeks)	(52 weeks)	(53 weeks)
Sales	$ 209,857	$ 216,950	$ 788,693	$ 782,720
Sales growth	-3.3%	5.8%	0.8%	4.4%
Less: (negative)/positive impact on sales growth of additional week in 2003	-7.8%	6.3%	-1.8%	1.7%
Sales growth on an equivalent 13 week and 52 week basis	4.5%	-0.5%	2.6%	2.7%

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 2.3% to $21.5 million compared to $21.0 million in the fourth quarter last year. Lower operating expenses in the northern Canada stores contributed to this improvement. Interest expense decreased 9.1% to $1.4 million due to the repayment of long-term debt in Alaska early in the fourth quarter. Income taxes increased 6.2% due to higher earnings in Canada and withholding taxes incurred on dividends received by the Company as part of a recapitalization of its U.S. operating subsidiary, Alaska Commercial Company. Withholding taxes paid on this dividend income totalled Cdn $815,000 reducing earnings per unit by $0.05. Excluding the tax impact of the dividend, fourth quarter earnings would have been $11.4 million or an increase of 7.2% over 2003. One less week in the quarter compared to last year also had a negative impact on earnings.

Year-to-date sales of $788.7 million increased 0.8%, up 2.6% on an equivalent 52-week basis and up 1.4% on a same store basis excluding foreign exchange impact. Trading profit increased 5.2% to $76.6 million from $72.8 million last year. Trading profit was up 8.1% excluding an unusual $2.0 million pre-tax insurance gain in 2003. Consolidated earnings increased 4.3% to $37.3 million or $2.32 per unit on a diluted basis, compared to $35.7 million or $2.22 per unit on a diluted basis in 2003. Consolidated earnings in 2004 increased 10.2% excluding the withholding taxes of $815,000 paid in the 2004 fourth quarter and the $1.2 million after tax insurance gain realized in 2003. The appreciation in the Canadian dollar during

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

2004 further reduced the converted earnings from Alaska by 6.4% or $0.02 per unit on a diluted basis.

CANADIAN OPERATIONS

Canadian sales for the quarter decreased 1.1% to $174.2 million but were up 6.3% on an equivalent 13-week basis and up 4.4% on a same store basis. Trading profit increased 9.0% to $19.5 million from $17.9 million last year.

Canadian food sales decreased 2.4% in the fourth quarter comparing 13 weeks sales to 14 weeks last year, but increased 5.6% on an equivalent week basis. Northern/NorthMart banner and Giant Tiger same store food sales were up 2.9% and 13.2% respectively on an equivalent week basis. Northern/NorthMart sales finished below expectations. This is being addressed through more aggressive store pricing programs. Giant Tiger's strong food sales continued to reflect a very positive market response to low prices matched with the convenience of neighbourhood shopping.

Canadian general merchandise sales were up 1.0% in the quarter, comparing 13 weeks this year to 14 weeks in last year's fourth quarter. On an equivalent 13-week basis, general merchandise sales were up 7.4%. Northern/NorthMart banner same store general merchandise sales were up 6.2% on an equivalent week basis while Giant Tiger same store general merchandise sales were down 0.9%.

Northern/NorthMart sales were led by children's and ladies' apparel which increased 19.7% and 9.4% respectively. Hardlines results were mixed with housewares and toy categories up by 6.6% and 1.7% respectively and other, bigger ticket categories were either flat in sales or down slightly. Giant Tiger general merchandise sales were softer than expected in part because of the impact of a decision to de-emphasize less profitable hardlines categories.

Gross profit rates were improved in the quarter with the exception of Northern/NorthMart general merchandise which decreased slightly due to higher fuel-related freight expenses. Best practice training, new in-store systems, streamlined work processes and the maturing of the Giant Tiger store base helped lower our payroll and operating expenses, offsetting higher fuel-related occupancy costs in northern Canada. In the fourth quarter, expenses as a percentage of sales decreased by 168 basis points.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter decreased 5.6% to $29.5 million on a non-comparable week basis. On an equivalent 13-week basis, sales were up 3.8%, including a 2.4% increase in same store sales.

AC's retail food sales decreased 3.8% on a non-comparable week basis. Sales were up 4.9% on a comparable week, same store basis. A major large store renovation and market share gains across most of AC's locations accounted for the comparable food sales growth in the quarter.

General merchandise sales in the retail stores were down 18.1% and fell by 6.2% on a comparable week, same store basis. Sales were negatively impacted by higher fuel-related living costs, a 16.9% decrease in the Alaska Permanent Fund Dividend (PFD), and the timing of PFD payments falling into the third quarter this year compared to some payments received in the early part of the fourth quarter last year. Big-ticket sales from home furnishing and electronic categories were most affected by these factors.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 4.5% over last year and were up 13.8% on an equivalent 13-week basis. Food sales were flat but general merchandise sales were up due an expanded seasonal product line.

Trading profit decreased $675,000 to $1.7 million in the fourth quarter compared to last year due to asset write downs relating to the replacement of the legacy point of sale system with the new in-store systems, an increase in occupancy costs due to rising utility expenses, higher percentage rent payments and one less week of operations in this quarter versus 2003.

FINANCIAL CONDITION

Financial Ratios

The Fund continues to improve its financial position. The Company's debt-to-equity ratio at the end of the quarter was .51:1 compared to .56:1 last year.

Working capital increased $6.5 million compared to the same period in 2003. The increase in working capital is due in part to higher inventory levels and accounts receivable, partially offset by an increase in bank advances and short term notes, accounts and taxes payable.

Outstanding Units

The weighted average units outstanding for the quarter were 15,937,000 compared to 15,929,000 last year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $19.5 million from $38.4 million. The decrease is due to higher receivables and an increase in inventory. New accounts receivable programs offered in the fourth quarter were well received by our customers resulting in an increase in the year end balance. The increase in inventories is due in part to the timing of food inventory store shipments as more merchandise was shipped to stores by sealift and over winter roads than last year. Another factor was a change towards direct buying of fresh meat in Canada and increased direct importing of general merchandise. Both initiatives should improve sales and margins but will require more working capital to fund earlier purchasing compared to buying through distributors and importers. Warehouse inventories also increased to supply new Giant Tiger store openings. On a year-to-date basis, cash flow from operating activities has decreased by $17.9 million. Cash flow from operations in 2005 is expected to fund all distributions and capital expenditures for the year.

Cash flow used in investing activities was lower than last year's fourth quarter as costs associated with the development and rollout of the new in-store system was completed in the third quarter. For the year, capital expenditures were $22.3 million versus $33.3 million in 2003. The decrease in capital expenditures in 2004 is due to a replacement store project that has been deferred and energy conservation initiatives that were completed in the first quarter of 2005.

Cash use from financing activities in the quarter was $16.9 million compared to a use of cash of $19.7 million last year. The decrease in distributions of $4.4 million is due to the additional distribution made in 2003.

OTHER HIGHLIGHTS

- A new Giant Tiger store is scheduled to open in Winnipeg, Manitoba on March 19, 2005. This will be the fifth Giant Tiger store in Winnipeg.
- A NorthMart in The Pas, Manitoba was closed at the end of January and will be converted to a Giant Tiger store. The store is scheduled to open in May 2005.
- A major renovation of a large AC Value Center store in Kotzebue, Alaska was completed in November 2004. Store sales since the renovation have exceeded expectations.

OUTLOOK

Sales momentum improved through the fourth quarter and this trend has continued in the first quarter of 2005. An investment in Northern/Northmart food pricing will depress food margin rates but is expected to improve market share in road-accessible locations. General merchandise sales will benefit from direct import programs and increased ordering taking place at store level, tailored to local market opportunities. Cost streamlining and productivity initiatives will continue to be major work efforts in 2005 and are expected to deliver lower total operating expenses despite higher utility and freight costs tied to the price of fuel.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period except the fourth quarter in 2003 which had 14-weeks.

Operating Results-Consolidated

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
($ in millions)	2004	2003	2004	2003	2004	2003	2004	2003
Sales	$ 209.9	$ 217.0	$ 197.0	$ 194.0	$ 197.5	$ 192.4	$ 184.4	$ 179.4
Trading profit	21.5	21.0	21.2	20.6	19.3	18.0	14.6	13.2
Net earnings	10.6	10.6	11.0	10.6	9.3	8.9	6.4	5.5
Net earnings per unit:								
Basic	0.66	0.66	0.69	0.67	0.59	0.56	0.40	0.35
Diluted	0.66	0.66	0.68	0.66	0.58	0.55	0.40	0.35

The sales decline is due to the fourth quarter last year having 14-weeks compared to 13-weeks this year. Sales growth was also negatively impacted by the strengthening Canadian dollar.

ACCOUNTING STANDARDS IMPLEMENTED IN 2004

Effective February 1, 2004, the Company implemented the following accounting standards issued by the Canadian Institute of Chartered Accountants:

Hedging Relationships

Accounting Guideline 13, "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $287,000 (net of future income taxes recoverable of $165,000), an increase in fixed assets of $586,000, an increase in other liabilities of $1,033,000 and an increase in the cumulative translation adjustment of $5,000. The impact on net earnings for each of 2003 and 2004 was not material.

Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EIC Abstract 144)

EIC 144 provides guidance on accounting for cash consideration received from a vendor. EIC 144 requires a customer to record cash consideration received from a vendor as a reduction in the price of the vendor's products and reflect it as a reduction of cost of goods sold and related inventory when recognized in the income statement and balance sheet. Certain exceptions apply if the cash consideration received is a payment for assets or services delivered to the vendor or for reimbursement of selling costs incurred to promote the vendor's products. EIC 144 must be applied retroactively to all financial statements for annual and interim periods ending after August 15, 2004. Accordingly, in the fourth quarter of 2004, the Company has implemented EIC 144 retroactively with restatement of the consolidated financial statements.

The Company receives allowances from certain of its merchandise vendors which it records as a reduction of cost of goods sold. EIC 144 has changed the timing of recognition of some vendor allowances. As a result of the retroactive application of EIC 144, the Company recorded a decrease to opening retained earnings for 2003 of $857,000 (net of current future income taxes recoverable of $487,000), a decrease to inventory of $1,324,000 and an increase of $20,000 to the cumulative translation adjustment. The impact on net earnings for each of 2003 and 2004 was not material.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.47 per unit, which consists of $0.39 in interest income and $0.08 in dividend income to unitholders of record on March 31, 2005, distributable by April 15, 2005.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

	Fourth Quarter		Year-To-Date	
($ in thousands)	2004	2003	2004	2003
Net earnings	$ 10,564	$ 10,614	$ 37,265	$ 35,730
Add: Amortization	6,065	5,588	23,905	22,401
Interest expense	1,398	1,538	5,761	6,299
Income taxes	3,487	3,282	9,675	8,396
Trading profit	$ 21,514	$ 21,022	$ 76,606	$ 72,826

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2003 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

2004 FOURTH QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports fourth quarter earnings to January 29, 2005 of $10.6 million, consistent with last year's fourth quarter earnings of $10.6 million. Diluted earnings per unit are $0.66 which is consistent with last year.

Sales decreased 3.3% to $209.9 million on a non-comparable basis and were down 1.7% excluding the foreign exchange impact of a stronger Canadian dollar compared to the fourth quarter last year. The quarter had 13 weeks compared to 14 weeks last year. On an equivalent 13-week basis, sales increased 4.5% and on a same store basis were up 4.1% excluding the foreign exchange impact. Strong general merchandise sales in northern Canada stores were a major positive factor in the quarter.

On behalf of the Trustees and the Board of Directors:





Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Fourth quarter consolidated sales decreased 3.3% to $209.9 million compared to $217.0 million in 2003. On an equivalent 13-week basis, sales increased 4.5% (up 4.1% on a same store basis excluding the foreign exchange impact). The stronger Canadian dollar had the result of reducing sales by $2.7 million and net earnings by $48,000.

Sales and Sales Growth on an Equivalent Week Basis	Fourth Quarter		Full Year	
	2004	2003	2004	2003
($ in thousands except where otherwise indicated)	(13 weeks)	(14 weeks)	(52 weeks)	(53 weeks)
Sales	$ 209,857	$ 216,950	$ 788,693	$ 782,720
Sales growth	-3.3%	5.8%	0.8%	4.4%
Less: (negative)/positive impact on sales growth of additional week in 2003	-7.8%	6.3%	-1.8%	1.7%
Sales growth on an equivalent 13 week and 52 week basis	4.5%	-0.5%	2.6%	2.7%

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 2.3% to $21.5 million compared to $21.0 million in the fourth quarter last year. Lower operating expenses in the northern Canada stores contributed to this improvement. Interest expense decreased 9.1% to $1.4 million due to the repayment of long-term debt in Alaska early in the fourth quarter. Income taxes increased 6.2% due to higher earnings in Canada and withholding taxes incurred on dividends received by the Company as part of a recapitalization of its U.S. operating subsidiary, Alaska Commercial Company. Withholding taxes paid on this dividend income totalled Cdn $815,000 reducing earnings per unit by $0.05. Excluding the tax impact of the dividend, fourth quarter earnings would have been $11.4 million or an increase of 7.2% over 2003. One less week in the quarter compared to last year also had a negative impact on earnings.

Year-to-date sales of $788.7 million increased 0.8%, up 2.6% on an equivalent 52-week basis and up 1.4% on a same store basis excluding foreign exchange impact. Trading profit increased 5.2% to $76.6 million from $72.8 million last year. Trading profit was up 8.1% excluding an unusual $2.0 million pre-tax insurance gain in 2003. Consolidated earnings increased 4.3% to $37.3 million or $2.32 per unit on a diluted basis, compared to $35.7 million or $2.22 per unit on a diluted basis in 2003. Consolidated earnings in 2004 increased 10.2% excluding the withholding taxes of $815,000 paid in the 2004 fourth quarter and the $1.2 million after tax insurance gain realized in 2003. The appreciation in the Canadian dollar during

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

2004 further reduced the converted earnings from Alaska by 6.4% or $0.02 per unit on a diluted basis.

CANADIAN OPERATIONS

Canadian sales for the quarter decreased 1.1% to $174.2 million but were up 6.3% on an equivalent 13-week basis and up 4.4% on a same store basis. Trading profit increased 9.0% to $19.5 million from $17.9 million last year.

Canadian food sales decreased 2.4% in the fourth quarter comparing 13 weeks sales to 14 weeks last year, but increased 5.6% on an equivalent week basis. Northern/NorthMart banner and Giant Tiger same store food sales were up 2.9% and 13.2% respectively on an equivalent week basis. Northern/NorthMart sales finished below expectations. This is being addressed through more aggressive store pricing programs. Giant Tiger's strong food sales continued to reflect a very positive market response to low prices matched with the convenience of neighbourhood shopping.

Canadian general merchandise sales were up 1.0% in the quarter, comparing 13 weeks this year to 14 weeks in last year's fourth quarter. On an equivalent 13-week basis, general merchandise sales were up 7.4%. Northern/NorthMart banner same store general merchandise sales were up 6.2% on an equivalent week basis while Giant Tiger same store general merchandise sales were down 0.9%.

Northern/NorthMart sales were led by children's and ladies' apparel which increased 19.7% and 9.4% respectively. Hardlines results were mixed with housewares and toy categories up by 6.6% and 1.7% respectively and other, bigger ticket categories were either flat in sales or down slightly. Giant Tiger general merchandise sales were softer than expected in part because of the impact of a decision to de-emphasize less profitable hardlines categories.

Gross profit rates were improved in the quarter with the exception of Northern/NorthMart general merchandise which decreased slightly due to higher fuel-related freight expenses. Best practice training, new in-store systems, streamlined work processes and the maturing of the Giant Tiger store base helped lower our payroll and operating expenses, offsetting higher fuel-related occupancy costs in northern Canada. In the fourth quarter, expenses as a percentage of sales decreased by 168 basis points.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter decreased 5.6% to $29.5 million on a non-comparable week basis. On an equivalent 13-week basis, sales were up 3.8%, including a 2.4% increase in same store sales.

AC's retail food sales decreased 3.8% on a non-comparable week basis. Sales were up 4.9% on a comparable week, same store basis. A major large store renovation and market share gains across most of AC's locations accounted for the comparable food sales growth in the quarter.

General merchandise sales in the retail stores were down 18.1% and fell by 6.2% on a comparable week, same store basis. Sales were negatively impacted by higher fuel-related living costs, a 16.9% decrease in the Alaska Permanent Fund Dividend (PFD), and the timing of PFD payments falling into the third quarter this year compared to some payments received in the early part of the fourth quarter last year. Big-ticket sales from home furnishing and electronic categories were most affected by these factors.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 4.5% over last year and were up 13.8% on an equivalent 13-week basis. Food sales were flat but general merchandise sales were up due an expanded seasonal product line.

Trading profit decreased $675,000 to $1.7 million in the fourth quarter compared to last year due to asset write downs relating to the replacement of the legacy point of sale system with the new in-store systems, an increase in occupancy costs due to rising utility expenses, higher percentage rent payments and one less week of operations in this quarter versus 2003.

FINANCIAL CONDITION

Financial Ratios

The Fund continues to improve its financial position. The Company's debt-to-equity ratio at the end of the quarter was .51:1 compared to .56:1 last year.

Working capital increased $6.5 million compared to the same period in 2003. The increase in working capital is due in part to higher inventory levels and accounts receivable, partially offset by an increase in bank advances and short term notes, accounts and taxes payable.

Outstanding Units

The weighted average units outstanding for the quarter were 15,937,000 compared to 15,929,000 last year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $19.5 million from $38.4 million. The decrease is due to higher receivables and an increase in inventory. New accounts receivable programs offered in the fourth quarter were well received by our customers resulting in an increase in the year end balance. The increase in inventories is due in part to the timing of food inventory store shipments as more merchandise was shipped to stores by sealift and over winter roads than last year. Another factor was a change towards direct buying of fresh meat in Canada and increased direct importing of general merchandise. Both initiatives should improve sales and margins but will require more working capital to fund earlier purchasing compared to buying through distributors and importers. Warehouse inventories also increased to supply new Giant Tiger store openings. On a year-to-date basis, cash flow from operating activities has decreased by $17.9 million. Cash flow from operations in 2005 is expected to fund all distributions and capital expenditures for the year.

Cash flow used in investing activities was lower than last year's fourth quarter as costs associated with the development and rollout of the new in-store system was completed in the third quarter. For the year, capital expenditures were $22.3 million versus $33.3 million in 2003. The decrease in capital expenditures in 2004 is due to a replacement store project that has been deferred and energy conservation initiatives that were completed in the first quarter of 2005.

Cash use from financing activities in the quarter was $16.9 million compared to a use of cash of $19.7 million last year. The decrease in distributions of $4.4 million is due to the additional distribution made in 2003.

OTHER HIGHLIGHTS

- A new Giant Tiger store is scheduled to open in Winnipeg, Manitoba on March 19, 2005. This will be the fifth Giant Tiger store in Winnipeg.
- A NorthMart in The Pas, Manitoba was closed at the end of January and will be converted to a Giant Tiger store. The store is scheduled to open in May 2005.
- A major renovation of a large AC Value Center store in Kotzebue, Alaska was completed in November 2004. Store sales since the renovation have exceeded expectations.

OUTLOOK

Sales momentum improved through the fourth quarter and this trend has continued in the first quarter of 2005. An investment in Northern/Northmart food pricing will depress food margin rates but is expected to improve market share in road-accessible locations. General merchandise sales will benefit from direct import programs and increased ordering taking place at store level, tailored to local market opportunities. Cost streamlining and productivity initiatives will continue to be major work efforts in 2005 and are expected to deliver lower total operating expenses despite higher utility and freight costs tied to the price of fuel.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period except the fourth quarter in 2003 which had 14-weeks.

Operating Results-Consolidated

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
($ in millions)	2004	2003	2004	2003	2004	2003	2004	2003
Sales	$ 209.9	$ 217.0	$ 197.0	$ 194.0	$ 197.5	$ 192.4	$ 184.4	$ 179.4
Trading profit	21.5	21.0	21.2	20.6	19.3	18.0	14.6	13.2
Net earnings	10.6	10.6	11.0	10.6	9.3	8.9	6.4	5.5
Net earnings per unit:								
Basic	0.66	0.66	0.69	0.67	0.59	0.56	0.40	0.35
Diluted	0.66	0.66	0.68	0.66	0.58	0.55	0.40	0.35

The sales decline is due to the fourth quarter last year having 14-weeks compared to 13-weeks this year. Sales growth was also negatively impacted by the strengthening Canadian dollar.

ACCOUNTING STANDARDS IMPLEMENTED IN 2004

Effective February 1, 2004, the Company implemented the following accounting standards issued by the Canadian Institute of Chartered Accountants:

Hedging Relationships

Accounting Guideline 13, "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $287,000 (net of future income taxes recoverable of $165,000), an increase in fixed assets of $586,000, an increase in other liabilities of $1,033,000 and an increase in the cumulative translation adjustment of $5,000. The impact on net earnings for each of 2003 and 2004 was not material.

Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EIC Abstract 144)

EIC 144 provides guidance on accounting for cash consideration received from a vendor. EIC 144 requires a customer to record cash consideration received from a vendor as a reduction in the price of the vendor's products and reflect it as a reduction of cost of goods sold and related inventory when recognized in the income statement and balance sheet. Certain exceptions apply if the cash consideration received is a payment for assets or services delivered to the vendor or for reimbursement of selling costs incurred to promote the vendor's products. EIC 144 must be applied retroactively to all financial statements for annual and interim periods ending after August 15, 2004. Accordingly, in the fourth quarter of 2004, the Company has implemented EIC 144 retroactively with restatement of the consolidated financial statements.

The Company receives allowances from certain of its merchandise vendors which it records as a reduction of cost of goods sold. EIC 144 has changed the timing of recognition of some vendor allowances. As a result of the retroactive application of EIC 144, the Company recorded a decrease to opening retained earnings for 2003 of $857,000 (net of current future income taxes recoverable of $487,000), a decrease to inventory of $1,324,000 and an increase of $20,000 to the cumulative translation adjustment. The impact on net earnings for each of 2003 and 2004 was not material.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.47 per unit, which consists of $0.39 in interest income and $0.08 in dividend income to unitholders of record on March 31, 2005, distributable by April 15, 2005.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

	Fourth Quarter		Year-To-Date	
($ in thousands)	2004	2003	2004	2003
Net earnings	$ 10,564	$ 10,614	$ 37,265	$ 35,730
Add: Amortization	6,065	5,588	23,905	22,401
Interest expense	1,398	1,538	5,761	6,299
Income taxes	3,487	3,282	9,675	8,396
Trading profit	$ 21,514	$ 21,022	$ 76,606	$ 72,826

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2003 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	January 29 2005	January 31 2004 (Restated Note 1)
ASSETS		
Current assets		
Cash	$ 11,438	$ 16,627
Accounts receivable	69,040	59,414
Inventories	122,034	114,790
Prepaid expenses	2,663	3,083
Future income taxes	2,467	2,916
Total Current Assets	207,642	196,830
Property and equipment	186,104	192,395
Other assets	11,959	12,153
Future income taxes	7,932	8,222
Total Assets	$ 413,637	$ 409,600
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	$ 32,023	$ 30,313
Accounts payable and accrued liabilities	51,776	50,306
Income taxes payable	3,539	1,881
Current portion of long-term debt	106	640
Total Current Liabilities	87,444	83,140
Long-term debt	88,803	96,949
Asset retirement obligations	1,105	1,033
Total Liabilities	177,352	181,122
EQUITY		
Capital	165,205	165,205
Unit purchase loan plan (Note 2)	(4,429)	(3,650)
Retained earnings	70,560	61,679
Cumulative currency translation adjustments	4,949	5,244
Total Equity	236,285	228,478
Total Liabilities and Equity	$ 413,637	$ 409,600

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended January 29 2005	14 Weeks Ended January 31 2004 (Restated Note 1)	52 Weeks Ended January 29 2005	53 Weeks Ended January 31 2004 (Restated Note 1)
SALES	**$ 209,857**	$ 216,950	**$ 788,693**	$ 782,720
Cost of sales, selling and administrative expenses	**(188,343)**	(195,928)	**(712,087)**	(709,894)
Net earnings before amortization, interest and income taxes	**21,514**	21,022	**76,606**	72,826
Amortization	**(6,065)**	(5,588)	**(23,905)**	(22,401)
	15,449	15,434	**52,701**	50,425
Interest	**(1,398)**	(1,538)	**(5,761)**	(6,299)
	14,051	13,896	**46,940**	44,126
Provision for income taxes (Note 3)	**(3,487)**	(3,282)	**(9,675)**	(8,396)
NET EARNINGS FOR THE PERIOD	**10,564**	10,614	**37,265**	35,730
Retained earnings, beginning of period				
as previously reported	**66,610**	63,559	**61,679**	52,165
Accounting changes (Note 1)	**-**	-	**-**	(1,144)
as restated	**77,174**	74,173	**98,944**	86,751
Distributions	**(6,614)**	(12,494)	**(28,384)**	(25,072)
RETAINED EARNINGS, END OF PERIOD	**$ 70,560**	$ 61,679	**$ 70,560**	$ 61,679
NET EARNINGS PER UNIT				
Basic	**$ 0.66**	$ 0.66	**$ 2.34**	$ 2.24
Diluted	**$ 0.66**	$ 0.66	**$ 2.32**	$ 2.22
Weighted Average Number of Units Outstanding (000's)				
Basic	**15,937**	15,929	**15,918**	15,940
Diluted	**16,126**	16,126	**16,126**	16,126

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	13 Weeks Ended January 29 2005	14 Weeks Ended January 31 2004 (Restated Note 1)	52 Weeks Ended January 29 2005	53 Weeks Ended January 31 2004 (Restated Note 1)
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 10,564	$ 10,614	$ 37,265	$ 35,730
Non-cash items				
Amortization	6,065	5,588	23,905	22,401
Future income taxes	394	2,115	636	2,789
Pension (credit) expense	(352)	(637)	(352)	(637)
Amortization of deferred financing costs	46	46	186	186
(Gain)loss on disposal of property and equipment	413	418	1,158	(1,583)
Cash flow from operations	17,130	18,144	62,798	58,886
Change in other non-cash items	2,408	20,282	(13,873)	7,894
Operating activities	19,538	38,426	48,925	66,780
Investing Activities				
Purchase of property and equipment	(5,013)	(11,772)	(22,323)	(33,273)
Proceeds from disposal of property and equipment	81	234	694	3,070
Investing activities	(4,932)	(11,538)	(21,629)	(30,203)
Financing Activities				
Change in bank advances and short-term notes	(6,905)	(6,970)	1,885	2,475
Net purchase of units for unit purchase loan plan	(140)	458	(779)	(285)
Repayment of long-term debt	(2,542)	(1,442)	(4,486)	(1,952)
Distributions	(7,335)	(11,772)	(29,105)	(30,639)
Financing activities	(16,922)	(19,726)	(32,485)	(30,401)
NET CHANGE IN CASH	(2,316)	7,162	(5,189)	6,176
Cash, beginning of period	13,754	9,465	16,627	10,451
CASH, END OF PERIOD	$ 11,438	$ 16,627	$ 11,438	$ 16,627
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,823	$ 2,764	$ 6,076	$ 6,410
Income taxes	2,484	1,228	7,453	4,513

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2003 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2003 Annual Report.

Effective February 1, 2004, the Company implemented the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Hedging Relationships

Accounting Guideline 13 "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $287,000 (net of future income taxes recoverable of $165,000), an increase in fixed assets of $586,000, an increase in other liabilities of $1,033,000 and an increase in the cumulative translation adjustment of $5,000. The impact on net earnings for each of 2003 and 2004 was not material.

Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EIC Abstract 144)

EIC 144, provides guidance on accounting for cash consideration received from a vendor. EIC 144 requires a customer to record cash consideration received from a vendor as a reduction in the price of the vendor's products and reflect it as a reduction of cost of goods sold and related inventory when recognized in the income statement and balance sheet. Certain exceptions apply if the cash consideration received is a payment for assets or services delivered to the vendor or for reimbursement of selling costs incurred to promote the vendor's products. EIC 144 must be applied retroactively to all financial statements for annual and interim periods ending after August 15, 2004. Accordingly, in the third quarter of 2004, the Company has implemented EIC 144 retroactively with restatement of the consolidated financial statements.

The Company receives allowances from certain of its merchandise vendors which it records as a reduction of cost of goods sold. EIC 144 has changed the timing of recognition of some vendor allowances. As a result of the retroactive application of EIC 144, the Company recorded a decrease to opening retained earnings for 2003 of $857,000 (net of current future income taxes recoverable of $487,000), a decrease to inventory of $1,324,000 and an increase of $20,000 to the cumulative currency translation adjustment. The impact on net earnings for each of 2003 and 2004 was not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Unit Purchase Loan Plan

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 225,998 units of the Company with a quoted value at January 29, 2005 of $7,006,000. Loans receivable at January 29, 2005 of $4,429,000 are recorded as a reduction of equity. The loans have a term of five years. The maximum value of the loans under the plan will not exceed $7,500,000.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

4. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended January 29, 2005 was $498,000 (2004 - $307,000) and for the fifty two weeks ended January 29, 2005 $1,872,000 (2003 - $1,555,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended January 29, 2005 of US$16,000 (2003 - US$16,000) and for the fifty two weeks ended January 29, 2005 US$131,000 (2004 - US$127,000).

5. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended January 29 2005	14 Weeks Ended January 31 2004	**52 Weeks Ended January 29 2005**	53 Weeks Ended January 31 2004
Sales				
Canada	**$ 174,186**	$ 176,056	**$ 629,822**	$ 615,661
Alaska	**35,671**	40,894	**158,871**	167,059
Total	**$ 209,857**	$ 216,950	**$ 788,693**	$ 782,720
Net earnings before amortization, interest and income taxes				
Canada	**$ 19,499**	$ 17,893	**$ 62,629**	$ 57,663
Alaska	**2,015**	3,129	**13,977**	15,163
Total	**$ 21,514**	$ 21,022	**$ 76,606**	$ 72,826
Net earnings before interest and income taxes				
Canada	**$ 14,373**	$ 13,248	**$ 42,652**	$ 39,250
Alaska	**1,076**	2,186	**10,049**	11,175
Total	**$ 15,449**	$ 15,434	**$ 52,701**	$ 50,425
Identifiable Assets				
Canada	**$ 293,254**	$ 289,825	**$ 293,254**	$ 289,825
Alaska	**63,963**	66,555	**63,963**	66,555
Total	**$ 357,217**	$ 356,380	**$ 357,217**	$ 356,380

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, EDWARD S. KENNEDY, President & Chief Executive Officer, of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of North West Company Fund (the issuer) for the interim period ending January 29, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 17, 2005

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, LÉO P. CHARRIÈRE, Executive Vice President, Chief Financial Officer & Secretary of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of North West Company Fund (the issuer) for the interim period ending January 29, 2005

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 17, 2005

"Léo P. Charrière"

Léo P. Charrière
Executive Vice President,
Chief Financial Officer & Secretary

EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND

March 17, 2005

DISCLOSURE OF AUDITORS' REVIEW IN ACCORDANCE WITH NATIONAL INSTRUMENT 52-102

The accompanying interim consolidated balance sheets as at January 29, 2005 and January 31, 2004 and the interim consolidated statements of earnings, retained earnings and cash flows for the three-month periods then ended are the responsibility of the Company's management. The comparative interim amounts in these consolidated financial statements (January 31, 2004) have not been reviewed by the independent external auditors of the Fund, PricewaterhouseCoopers LLP.

"Edward S. Kennedy"

Edward S. Kennedy
President and Chief Executive Officer
Winnipeg, Canada

March 17, 2005

"Léo P. Charrière"

Léo P. Charrière
Executive Vice President, Chief Financial Officer & Secretary
Winnipeg, Canada

March 17, 2005



EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY

2004 FOURTH QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports fourth quarter earnings to January 29, 2005 of $10.6 million, consistent with last year's fourth quarter earnings of $10.6 million. Diluted earnings per unit are $0.66 which is consistent with last year.

Sales decreased 3.3% to $209.9 million on a non-comparable basis and were down 1.7% excluding the foreign exchange impact of a stronger Canadian dollar compared to the fourth quarter last year. The quarter had 13 weeks compared to 14 weeks last year. On an equivalent 13-week basis, sales increased 4.5% and on a same store basis were up 4.1% excluding the foreign exchange impact. Strong general merchandise sales in northern Canada stores were a major positive factor in the quarter.

On behalf of the Trustees and the Board of Directors:

Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Fourth quarter consolidated sales decreased 3.3% to $209.9 million compared to $217.0 million in 2003. On an equivalent 13-week basis, sales increased 4.5% (up 4.1% on a same store basis excluding the foreign exchange impact). The stronger Canadian dollar had the result of reducing sales by $2.7 million and net earnings by $48,000.

Sales and Sales Growth on an Equivalent Week Basis	Fourth Quarter		Full Year	
	2004	2003	2004	2003
($ in thousands except where otherwise indicated)	(13 weeks)	(14 weeks)	(52 weeks)	(53 weeks)
Sales	$ 209,857	$ 216,950	$ 788,693	$ 782,720
Sales growth	-3.3%	5.8%	0.8%	4.4%
Less: (negative)/positive impact on sales growth of additional week in 2003	-7.8%	6.3%	-1.8%	1.7%
Sales growth on an equivalent 13 week and 52 week basis	4.5%	-0.5%	2.6%	2.7%

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 2.3% to $21.5 million compared to $21.0 million in the fourth quarter last year. Lower operating expenses in the northern Canada stores contributed to this improvement. Interest expense decreased 9.1% to $1.4 million due to the repayment of long-term debt in Alaska early in the fourth quarter. Income taxes increased 6.2% due to higher earnings in Canada and withholding taxes incurred on dividends received by the Company as part of a recapitalization of its U.S. operating subsidiary, Alaska Commercial Company. Withholding taxes paid on this dividend income totalled Cdn $815,000 reducing earnings per unit by $0.05. Excluding the tax impact of the dividend, fourth quarter earnings would have been $11.4 million or an increase of 7.2% over 2003. One less week in the quarter compared to last year also had a negative impact on earnings.

Year-to-date sales of $788.7 million increased 0.8%, up 2.6% on an equivalent 52-week basis and up 1.4% on a same store basis excluding foreign exchange impact. Trading profit increased 5.2% to $76.6 million from $72.8 million last year. Trading profit was up 8.1% excluding an unusual $2.0 million pre-tax insurance gain in 2003. Consolidated earnings increased 4.3% to $37.3 million or $2.32 per unit on a diluted basis, compared to $35.7 million or $2.22 per unit on a diluted basis in 2003. Consolidated earnings in 2004 increased 10.2% excluding the withholding taxes of $815,000 paid in the 2004 fourth quarter and the $1.2 million after tax insurance gain realized in 2003. The appreciation in the Canadian dollar during



2004 further reduced the converted earnings from Alaska by 6 4% or $0.02 per unit on a diluted basis.

CANADIAN OPERATIONS

Canadian sales for the quarter decreased 1.1% to $174.2 million but were up 6.3% on an equivalent 13-week basis and up 4.4% on a same store basis. Trading profit increased 9.0% to $19.5 million from $17.9 million last year.

Canadian food sales decreased 2.4% in the fourth quarter comparing 13 weeks sales to 14 weeks last year, but increased 5.6% on an equivalent week basis. Northern/NorthMart banner and Giant Tiger same store food sales were up 2.9% and 13.2% respectively on an equivalent week basis. Northern/NorthMart sales finished below expectations. This is being addressed through more aggressive store pricing programs. Giant Tiger's strong food sales continued to reflect a very positive market response to low prices matched with the convenience of neighbourhood shopping.

Canadian general merchandise sales were up 1.0% in the quarter, comparing 13 weeks this year to 14 weeks in last year's fourth quarter. On an equivalent 13-week basis, general merchandise sales were up 7.4%. Northern/NorthMart banner same store general merchandise sales were up 6.2% on an equivalent week basis while Giant Tiger same store general merchandise sales were down 0.9%.

Northern/NorthMart sales were led by children's and ladies' apparel which increased 19.7% and 9.4% respectively. Hardlines results were mixed with housewares and toy categories up by 6.6% and 1.7% respectively and other, bigger ticket categories were either flat in sales or down slightly. Giant Tiger general merchandise sales were softer than expected in part because of the impact of a decision to de-emphasize less profitable hardlines categories.

Gross profit rates were improved in the quarter with the exception of Northern/NorthMart general merchandise which decreased slightly due to higher fuel-related freight expenses. Best practice training, new in-store systems, streamlined work processes and the maturing of the Giant Tiger store base helped lower our payroll and operating expenses, offsetting higher fuel-related occupancy costs in northern Canada. In the fourth quarter, expenses as a percentage of sales decreased by 168 basis points.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter decreased 5.6% to $29.5 million on a non-comparable week basis. On an equivalent 13-week basis, sales were up 3.8%, including a 2.4% increase in same store sales.

AC's retail food sales decreased 3.8% on a non-comparable week basis. Sales were up 4.9% on a comparable week, same store basis. A major large store renovation and market share gains across most of AC's locations accounted for the comparable food sales growth in the quarter.

General merchandise sales in the retail stores were down 18.1% and fell by 6.2% on a comparable week, same store basis. Sales were negatively impacted by higher fuel-related living costs, a 16.9% decrease in the Alaska Permanent Fund Dividend (PFD), and the timing of PFD payments falling into the third quarter this year compared to some payments received in the early part of the fourth quarter last year. Big-ticket sales from home furnishing and electronic categories were most affected by these factors.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 4.5% over last year and were up 13.8% on an equivalent 13-week basis. Food sales were flat but general merchandise sales were up due an expanded seasonal product line.

Trading profit decreased $675,000 to $1.7 million in the fourth quarter compared to last year due to asset write downs relating to the replacement of the legacy point of sale system with the new in-store systems, an increase in occupancy costs due to rising utility expenses, higher percentage rent payments and one less week of operations in this quarter versus 2003.



FINANCIAL CONDITION

Financial Ratios

The Fund continues to improve its financial position. The Company's debt-to-equity ratio at the end of the quarter was .51:1 compared to .56:1 last year.

Working capital increased $6.5 million compared to the same period in 2003. The increase in working capital is due in part to higher inventory levels and accounts receivable, partially offset by an increase in bank advances and short term notes, accounts and taxes payable.

Outstanding Units

The weighted average units outstanding for the quarter were 15,937,000 compared to 15,929,000 last year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $19.5 million from $38.4 million. The decrease is due to higher receivables and an increase in inventory. New accounts receivable programs offered in the fourth quarter were well received by our customers resulting in an increase in the year end balance. The increase in inventories is due in part to the timing of food inventory store shipments as more merchandise was shipped to stores by sealift and over winter roads than last year. Another factor was a change towards direct buying of fresh meat in Canada and increased direct importing of general merchandise. Both initiatives should improve sales and margins but will require more working capital to fund earlier purchasing compared to buying through distributors and importers. Warehouse inventories also increased to supply new Giant Tiger store openings. On a year-to-date basis, cash flow from operating activities has decreased by $17.9 million. Cash flow from operations in 2005 is expected to fund all distributions and capital expenditures for the year.

Cash flow used in investing activities was lower than last year's fourth quarter as costs associated with the development and rollout of the new in-store system was completed in the third quarter. For the year, capital expenditures were $22.3 million versus $33.3 million in 2003. The decrease in capital expenditures in 2004 is due to a replacement store project that has been deferred and energy conservation initiatives that were completed in the first quarter of 2005.

Cash use from financing activities in the quarter was $16.9 million compared to a use of cash of $19.7 million last year. The decrease in distributions of $4.4 million is due to the additional distribution made in 2003.

OTHER HIGHLIGHTS

- A new Giant Tiger store is scheduled to open in Winnipeg, Manitoba on March 19, 2005. This will be the fifth Giant Tiger store in Winnipeg.
- A NorthMart in The Pas, Manitoba was closed at the end of January and will be converted to a Giant Tiger store. The store is scheduled to open in May 2005.
- A major renovation of a large AC Value Center store in Kotzebue, Alaska was completed in November 2004. Store sales since the renovation have exceeded expectations.

OUTLOOK

Sales momentum improved through the fourth quarter and this trend has continued in the first quarter of 2005. An investment in Northern/Northmart food pricing will depress food margin rates but is expected to improve market share in road-accessible locations. General merchandise sales will benefit from direct import programs and increased ordering taking place at store level, tailored to local market opportunities. Cost streamlining and productivity initiatives will continue to be major work efforts in 2005 and are expected to deliver lower total operating expenses despite higher utility and freight costs tied to the price of fuel.



QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period except the fourth quarter in 2003 which had 14-weeks.

Operating Results-Consolidated

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
($ in millions)	2004	2003	2004	2003	2004	2003	2004	2003
Sales	$ 209.9	$ 217.0	$ 197.0	$ 194.0	$ 197.5	$ 192.4	$ 184.4	$ 179.4
Trading profit	21.5	21.0	21.2	20.6	19.3	18.0	14.6	13.2
Net earnings	10.6	10.6	11.0	10.6	9.3	8.9	6.4	5.5
Net earnings per unit:								
Basic	0.66	0.66	0.69	0.67	0.59	0.56	0.40	0.35
Diluted	0.66	0.66	0.68	0.66	0.58	0.55	0.40	0.35

The sales decline is due to the fourth quarter last year having 14-weeks compared to 13-weeks this year. Sales growth was also negatively impacted by the strengthening Canadian dollar.

ACCOUNTING STANDARDS IMPLEMENTED IN 2004

Effective February 1, 2004, the Company implemented the following accounting standards issued by the Canadian Institute of Chartered Accountants:

Hedging Relationships

Accounting Guideline 13, "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $287,000 (net of future income taxes recoverable of $165,000), an increase in fixed assets of $586,000, an increase in other liabilities of $1,033,000 and an increase in the cumulative translation adjustment of $5,000. The impact on net earnings for each of 2003 and 2004 was not material.



Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EIC Abstract 144)

EIC 144 provides guidance on accounting for cash consideration received from a vendor. EIC 144 requires a customer to record cash consideration received from a vendor as a reduction in the price of the vendor's products and reflect it as a reduction of cost of goods sold and related inventory when recognized in the income statement and balance sheet. Certain exceptions apply if the cash consideration received is a payment for assets or services delivered to the vendor or for reimbursement of selling costs incurred to promote the vendor's products. EIC 144 must be applied retroactively to all financial statements for annual and interim periods ending after August 15, 2004. Accordingly, in the fourth quarter of 2004, the Company has implemented EIC 144 retroactively with restatement of the consolidated financial statements.

The Company receives allowances from certain of its merchandise vendors which it records as a reduction of cost of goods sold. EIC 144 has changed the timing of recognition of some vendor allowances. As a result of the retroactive application of EIC 144, the Company recorded a decrease to opening retained earnings for 2003 of $857,000 (net of current future income taxes recoverable of $487,000), a decrease to inventory of $1,324,000 and an increase of $20,000 to the cumulative translation adjustment. The impact on net earnings for each of 2003 and 2004 was not material.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.47 per unit, which consists of $0.39 in interest income and $0.08 in dividend income to unitholders of record on March 31, 2005, distributable by April 15, 2005.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

	Fourth Quarter		Year-To-Date	
($ in thousands)	2004	2003	2004	2003
Net earnings	$ 10,564	$ 10,614	$ 37,265	$ 35,730
Add: Amortization	6,065	5,588	23,905	22,401
Interest expense	1,398	1,538	5,761	6,299
Income taxes	3,487	3,282	9,675	8,396
Trading profit	$ 21,514	$ 21,022	$ 76,606	$ 72,826

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.


ENTERPRISING
THE
COMPANY
NORTH WEST

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2003 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.


ENTERPRISING
COMPANY
NORTH WEST

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	January 29 2005	January 31 2004 (Restated Note 1)
ASSETS		
Current assets		
Cash	$ 11,438	$ 16,627
Accounts receivable	69,040	59,414
Inventories	122,034	114,790
Prepaid expenses	2,663	3,083
Future income taxes	2,467	2,916
Total Current Assets	207,642	196,830
Property and equipment	186,104	192,395
Other assets	11,959	12,153
Future income taxes	7,932	8,222
Total Assets	$ 413,637	$ 409,600
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	$ 32,023	$ 30,313
Accounts payable and accrued liabilities	51,776	50,306
Income taxes payable	3,539	1,881
Current portion of long-term debt	106	640
Total Current Liabilities	87,444	83,140
Long-term debt	88,803	96,949
Asset retirement obligations	1,105	1,033
Total Liabilities	177,352	181,122
EQUITY		
Capital	165,205	165,205
Unit purchase loan plan (Note 2)	(4,429)	(3,650)
Retained earnings	70,560	61,679
Cumulative currency translation adjustments	4,949	5,244
Total Equity	236,285	228,478
Total Liabilities and Equity	$ 413,637	$ 409,600

See accompanying notes to consolidated financial statements.


ENTERPRISING
THE
COMPANY
NORTH WEST

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended January 29 2005	14 Weeks Ended January 31 2004 (Restated Note 1)	52 Weeks Ended January 29 2005	53 Weeks Ended January 31 2004 (Restated Note 1)
SALES	$ 209,857	$ 216,950	$ 788,693	$ 782,720
Cost of sales, selling and administrative expenses	(188,343)	(195,928)	(712,087)	(709,894)
Net earnings before amortization, interest and income taxes	21,514	21,022	76,606	72,826
Amortization	(6,065)	(5,588)	(23,905)	(22,401)
	15,449	15,434	52,701	50,425
Interest	(1,398)	(1,538)	(5,761)	(6,299)
	14,051	13,896	46,940	44,126
Provision for income taxes (Note 3)	(3,487)	(3,282)	(9,675)	(8,396)
NET EARNINGS FOR THE PERIOD	10,564	10,614	37,265	35,730
Retained earnings, beginning of period				
as previously reported	66,610	63,559	61,679	52,165
Accounting changes (Note 1)	-	-	-	(1,144)
as restated	77,174	74,173	98,944	86,751
Distributions	(6,614)	(12,494)	(28,384)	(25,072)
RETAINED EARNINGS, END OF PERIOD	$ 70,560	$ 61,679	$ 70,560	$ 61,679
NET EARNINGS PER UNIT				
Basic	$ 0.66	$ 0.66	$ 2.34	$ 2.24
Diluted	$ 0.66	$ 0.66	$ 2.32	$ 2.22
Weighted Average Number of Units Outstanding (000's)				
Basic	15,937	15,929	15,918	15,940
Diluted	16,126	16,126	16,126	16,126

See accompanying notes to consolidated financial statements.


ENTERPRISING
THE
COMPANY
NORTH WEST

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	13 Weeks Ended January 29 2005	14 Weeks Ended January 31 2004 (Restated Note 1)	52 Weeks Ended January 29 2005	53 Weeks Ended January 31 2004 (Restated Note 1)
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 10,564	$ 10,614	$ 37,265	$ 35,730
Non-cash items				
Amortization	6,065	5,588	23,905	22,401
Future income taxes	394	2,115	636	2,789
Pension (credit) expense	(352)	(637)	(352)	(637)
Amortization of deferred financing costs	46	46	186	186
(Gain)loss on disposal of property and equipment	413	418	1,158	(1,583)
Cash flow from operations	17,130	18,144	62,798	58,886
Change in other non-cash items	2,408	20,282	(13,873)	7,894
Operating activities	19,538	38,426	48,925	66,780
Investing Activities				
Purchase of property and equipment	(5,013)	(11,772)	(22,323)	(33,273)
Proceeds from disposal of property and equipment	81	234	694	3,070
Investing activities	(4,932)	(11,538)	(21,629)	(30,203)
Financing Activities				
Change in bank advances and short-term notes	(6,905)	(6,970)	1,885	2,475
Net purchase of units for unit purchase loan plan	(140)	458	(779)	(285)
Repayment of long-term debt	(2,542)	(1,442)	(4,486)	(1,952)
Distributions	(7,335)	(11,772)	(29,105)	(30,639)
Financing activities	(16,922)	(19,726)	(32,485)	(30,401)
NET CHANGE IN CASH	(2,316)	7,162	(5,189)	6,176
Cash, beginning of period	13,754	9,465	16,627	10,451
CASH, END OF PERIOD	$ 11,438	$ 16,627	$ 11,438	$ 16,627
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,823	$ 2,764	$ 6,076	$ 6,410
Income taxes	2,484	1,228	7,453	4,513

See accompanying notes to consolidated financial statements.



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2003 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2003 Annual Report.

Effective February 1, 2004, the Company implemented the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Hedging Relationships

Accounting Guideline 13 "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $287,000 (net of future income taxes recoverable of $165,000), an increase in fixed assets of $586,000, an increase in other liabilities of $1,033,000 and an increase in the cumulative translation adjustment of $5,000. The impact on net earnings for each of 2003 and 2004 was not material.

Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EIC Abstract 144)

EIC 144, provides guidance on accounting for cash consideration received from a vendor. EIC 144 requires a customer to record cash consideration received from a vendor as a reduction in the price of the vendor's products and reflect it as a reduction of cost of goods sold and related inventory when recognized in the income statement and balance sheet. Certain exceptions apply if the cash consideration received is a payment for assets or services delivered to the vendor or for reimbursement of selling costs incurred to promote the vendor's products. EIC 144 must be applied retroactively to all financial statements for annual and interim periods ending after August 15, 2004. Accordingly, in the third quarter of 2004, the Company has implemented EIC 144 retroactively with restatement of the consolidated financial statements.

The Company receives allowances from certain of its merchandise vendors which it records as a reduction of cost of goods sold. EIC 144 has changed the timing of recognition of some vendor allowances. As a result of the retroactive application of EIC 144, the Company recorded a decrease to opening retained earnings for 2003 of $857,000 (net of current future income taxes recoverable of $487,000), a decrease to inventory of $1,324,000 and an increase of $20,000 to the cumulative currency translation adjustment. The impact on net earnings for each of 2003 and 2004 was not material.



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Unit Purchase Loan Plan

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 225,998 units of the Company with a quoted value at January 29, 2005 of $7,006,000. Loans receivable at January 29, 2005 of $4,429,000 are recorded as a reduction of equity. The loans have a term of five years. The maximum value of the loans under the plan will not exceed $7,500,000.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

4. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended January 29, 2005 was $498,000 (2004 - $307,000) and for the fifty two weeks ended January 29, 2005 $1,872,000 (2003 - $1,555,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended January 29, 2005 of US$16,000 (2003 - US$16,000) and for the fifty two weeks ended January 29, 2005 US$131,000 (2004 - US$127,000).

5. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended January 29 2005	14 Weeks Ended January 31 2004	**52 Weeks Ended January 29 2005**	53 Weeks Ended January 31 2004
Sales				
Canada	$ 174,186	$ 176,056	$ 629,822	$ 615,661
Alaska	35,671	40,894	158,871	167,059
Total	$ 209,857	$ 216,950	$ 788,693	$ 782,720
Net earnings before amortization, interest and income taxes				
Canada	$ 19,499	$ 17,893	$ 62,629	$ 57,663
Alaska	2,015	3,129	13,977	15,163
Total	$ 21,514	$ 21,022	$ 76,606	$ 72,826
Net earnings before interest and income taxes				
Canada	$ 14,373	$ 13,248	$ 42,652	$ 39,250
Alaska	1,076	2,186	10,049	11,175
Total	$ 15,449	$ 15,434	$ 52,701	$ 50,425
Identifiable Assets				
Canada	$ 293,254	$ 289,825	$ 293,254	$ 289,825
Alaska	63,963	66,555	63,963	66,555
Total	$ 357,217	$ 356,380	$ 357,217	$ 356,380

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

EXEMPTION NUMBER 82-34737


NORTH WEST

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

"NORTH WEST COMPANY FUND REPORTS 2004 FOURTH QUARTER EARNINGS AND DECLARES A DISTRIBUTION"

Winnipeg, March 17, 2005: North West Company Fund (the "Fund") today reported 2004 fourth quarter earnings for the period ended January 29, 2005 and declared a quarterly cash distribution of $0.47 per unit to unitholders of record on March 31, 2005, distributable by April 15, 2005.

Report to Unitholders

The North West Company Fund reports fourth quarter earnings to January 29, 2005 of $10.6 million, consistent with last year's fourth quarter earnings of $10.6 million. Diluted earnings per unit are $0.66 which is consistent with last year.

Sales decreased 3.3% to $209.9 million on a non-comparable basis and were down 1.7% excluding the foreign exchange impact of a stronger Canadian dollar compared to the fourth quarter last year. The quarter had 13 weeks compared to 14 weeks last year. On an equivalent 13-week basis, sales increased 4.5% and on a same store basis were up 4.1% excluding the foreign exchange impact. Strong general merchandise sales in northern Canada stores were a major positive factor in the quarter.

"The quarter was a mixed finish to the year," commented President & CEO Edward Kennedy. "On a comparable basis, same stores sales increased 4% and this momentum has carried into 2005. Higher one-time costs in Alaska, a stronger dollar and one less selling week cut into our bottom line but results were still up for the sixth consecutive year. Our people continue to work hard at making us the best local store to shop at and their effort continues to earn more loyalty from our customers."

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Fourth quarter consolidated sales decreased 3.3% to $209.9 million compared to $217.0 million in 2003. On an equivalent 13-week basis, sales increased 4.5% (up 4.1% on a same store basis excluding the foreign exchange impact). The stronger Canadian dollar had the result of reducing sales by $2.7 million and net earnings by $48,000.

Sales and Sales Growth on an Equivalent Week Basis	Fourth Quarter		Full Year	
	2004	2003	2004	2003
($ in thousands except where otherwise indicated)	(13 weeks)	(14 weeks)	(52 weeks)	(53 weeks)
Sales	$ 209,857	$ 216,950	$ 788,693	$ 782,720
Sales growth	-3.3%	5.8%	0.8%	4.4%
Less: (negative)/positive impact on sales growth of additional week in 2003	-7.8%	6.3%	-1.8%	1.7%
Sales growth on an equivalent 13 week and 52 week basis	4.5%	-0.5%	2.6%	2.7%

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 2.3% to $21.5 million compared to $21.0 million in the fourth quarter last year. Lower operating expenses in the northern Canada stores contributed to this improvement. Interest expense decreased 9.1% to $1.4 million due to the repayment of long-term debt in Alaska early in the fourth quarter. Income taxes increased 6.2% due to higher earnings in Canada and withholding taxes incurred on dividends received by the Company as part of a recapitalization of its U.S. operating subsidiary, Alaska Commercial Company. Withholding taxes paid on this dividend income totalled Cdn $815,000 reducing earnings per unit by $0.05. Excluding the tax impact of the dividend, fourth quarter earnings would have been $11.4 million or an increase of 7.2% over 2003. One less week in the quarter compared to last year also had a negative impact on earnings.

Year-to-date sales of $788.7 million increased 0.8%, up 2.6% on an equivalent 52-week basis and up 1.4% on a same store basis excluding foreign exchange impact. Trading profit increased 5.2% to $76.6 million from $72.8 million last year. Trading profit was up 8.1% excluding an unusual $2.0 million pre-tax insurance gain in 2003. Consolidated earnings increased 4.3% to $37.3 million or $2.32 per unit on a diluted basis, compared to $35.7 million or $2.22 per unit on a diluted basis in 2003. Consolidated earnings in 2004 increased 10.2% excluding the withholding taxes of $815,000 paid in the 2004 fourth quarter and the $1.2 million after tax insurance gain realized in 2003. The appreciation in the Canadian dollar during 2004 further reduced the converted earnings from Alaska by 6.4% or $0.02 per unit on a diluted basis.

CANADIAN OPERATIONS

Canadian sales for the quarter decreased 1.1% to $174.2 million but were up 6.3% on an equivalent 13-week basis and up 4.4% on a same store basis. Trading profit increased 9.0% to $19.5 million from $17.9 million last year.

Canadian food sales decreased 2.4% in the fourth quarter comparing 13 weeks sales to 14 weeks last year, but increased 5.6% on an equivalent week basis. Northern/NorthMart banner and Giant Tiger same store food sales were up 2.9% and 13.2% respectively on an equivalent week basis. Northern/NorthMart sales finished below expectations. This is being addressed through more aggressive store pricing programs. Giant Tiger's strong food sales continued to reflect a very positive market response to low prices matched with the convenience of neighbourhood shopping.

Canadian general merchandise sales were up 1.0% in the quarter, comparing 13 weeks this year to 14 weeks in last year's fourth quarter. On an equivalent 13-week basis, general merchandise sales were up 7.4%. Northern/NorthMart banner same store general merchandise sales were up 6.2% on an equivalent week basis while Giant Tiger same store general merchandise sales were down 0.9%.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Northern/NorthMart sales were led by children's and ladies' apparel which increased 19.7% and 9.4% respectively. Hardlines results were mixed with housewares and toy categories up by 6.6% and 1.7% respectively and other, bigger ticket categories were either flat in sales or down slightly. Giant Tiger general merchandise sales were softer than expected in part because of the impact of a decision to de-emphasize less profitable hardlines categories.

Gross profit rates were improved in the quarter with the exception of Northern/NorthMart general merchandise which decreased slightly due to higher fuel-related freight expenses. Best practice training, new in-store systems, streamlined work processes and the maturing of the Giant Tiger store base helped lower our payroll and operating expenses, offsetting higher fuel-related occupancy costs in northern Canada. In the fourth quarter, expenses as a percentage of sales decreased by 168 basis points.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter decreased 5.6% to $29.5 million on a non-comparable week basis. On an equivalent 13-week basis, sales were up 3.8%, including a 2.4% increase in same store sales.

AC's retail food sales decreased 3.8% on a non-comparable week basis. Sales were up 4.9% on a comparable week, same store basis. A major large store renovation and market share gains across most of AC's locations accounted for the comparable food sales growth in the quarter.

General merchandise sales in the retail stores were down 18.1% and fell by 6.2% on a comparable week, same store basis. Sales were negatively impacted by higher fuel-related living costs, a 16.9% decrease in the Alaska Permanent Fund Dividend (PFD), and the timing of PFD payments falling into the third quarter this year compared to some payments received in the early part of the fourth quarter last year. Big-ticket sales from home furnishing and electronic categories were most affected by these factors.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 4.5% over last year and were up 13.8% on an equivalent 13-week basis. Food sales were flat but general merchandise sales were up due an expanded seasonal product line.

Trading profit decreased $675,000 to $1.7 million in the fourth quarter compared to last year due to asset write downs relating to the replacement of the legacy point of sale system with the new in-store systems, an increase in occupancy costs due to rising utility expenses, higher percentage rent payments and one less week of operations in this quarter versus 2003.

FINANCIAL CONDITION

Financial Ratios

The Fund continues to improve its financial position. The Company's debt-to-equity ratio at the end of the quarter was .51:1 compared to .56:1 last year.

Working capital increased $6.5 million compared to the same period in 2003. The increase in working capital is due in part to higher inventory levels and accounts receivable, partially offset by an increase in bank advances and short term notes, accounts and taxes payable.

Outstanding Units

The weighted average units outstanding for the quarter were 15,937,000 compared to 15,929,000 last year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $19.5 million from $38.4 million. The decrease is due to higher receivables and an increase in inventory. New accounts receivable programs offered in the fourth quarter were well received by our customers resulting in an increase in the year end balance. The increase in inventories is due in part to the timing of food inventory store shipments as more merchandise was shipped to stores by sealift and over winter roads than last year. Another factor was a change towards direct buying of fresh meat in Canada and increased direct importing of general merchandise. Both initiatives should improve sales and margins but will require more working capital to fund earlier purchasing compared to buying through distributors and importers. Warehouse inventories also increased to supply new Giant Tiger store openings. On a year-to-date basis, cash flow from operating activities has decreased by $17.9 million. Cash flow from operations in 2005 is expected to fund all distributions and capital expenditures for the year.

Cash flow used in investing activities was lower than last year's fourth quarter as costs associated with the development and rollout of the new in-store system was completed in the third quarter. For the year, capital expenditures were $22.3 million versus $33.3 million in 2003. The decrease in capital expenditures in 2004 is due to a replacement store project that has been deferred and energy conservation initiatives that were completed in the first quarter of 2005.

Cash use from financing activities in the quarter was $16.9 million compared to a use of cash of $19.7 million last year. The decrease in distributions of $4.4 million is due to the additional distribution made in 2003.

OTHER HIGHLIGHTS

- A new Giant Tiger store is scheduled to open in Winnipeg, Manitoba on March 19, 2005. This will be the fifth Giant Tiger store in Winnipeg.
- A NorthMart in The Pas, Manitoba was closed at the end of January and will be converted to a Giant Tiger store. The store is scheduled to open in May 2005.
- A major renovation of a large AC Value Center store in Kotzebue, Alaska was completed in November 2004. Store sales since the renovation have exceeded expectations.

OUTLOOK

Sales momentum improved through the fourth quarter and this trend has continued in the first quarter of 2005. An investment in Northern/Northmart food pricing will depress food margin rates but is expected to improve market share in road-accessible locations. General merchandise sales will benefit from direct import programs and increased ordering taking place at store level, tailored to local market opportunities. Cost streamlining and productivity initiatives will continue to be major work efforts in 2005 and are expected to deliver lower total operating expenses despite higher utility and freight costs tied to the price of fuel.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period except the fourth quarter in 2003 which had 14-weeks.

Operating Results-Consolidated

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
($ in millions)	2004	2003	2004	2003	2004	2003	2004	2003
Sales	$ 209.9	$ 217.0	$ 197.0	$ 194.0	$ 197.5	$ 192.4	$ 184.4	$ 179.4
Trading profit	21.5	21.0	21.2	20.6	19.3	18.0	14.6	13.2
Net earnings	10.6	10.6	11.0	10.6	9.3	8.9	6.4	5.5
Net earnings per unit:								
Basic	0.66	0.66	0.69	0.67	0.59	0.56	0.40	0.35
Diluted	0.66	0.66	0.68	0.66	0.58	0.55	0.40	0.35

The sales decline is due to the fourth quarter last year having 14-weeks compared to 13-weeks this year. Sales growth was also negatively impacted by the strengthening Canadian dollar.

ACCOUNTING STANDARDS IMPLEMENTED IN 2004

Effective February 1, 2004, the Company implemented the following accounting standards issued by the Canadian Institute of Chartered Accountants:

Hedging Relationships

Accounting Guideline 13, "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $287,000 (net of future income taxes recoverable of $165,000), an increase in fixed assets of $586,000, an increase in other liabilities of $1,033,000 and an

increase in the cumulative translation adjustment of $5,000. The impact on net earnings for each of 2003 and 2004 was not material.

Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EIC Abstract 144)

EIC 144 provides guidance on accounting for cash consideration received from a vendor. EIC 144 requires a customer to record cash consideration received from a vendor as a reduction in the price of the vendor's products and reflect it as a reduction of cost of goods sold and related inventory when recognized in the income statement and balance sheet. Certain exceptions apply if the cash consideration received is a payment for assets or services delivered to the vendor or for reimbursement of selling costs incurred to promote the vendor's products. EIC 144 must be applied retroactively to all financial statements for annual and interim periods ending after August 15, 2004. Accordingly, in the fourth quarter of 2004, the Company has implemented EIC 144 retroactively with restatement of the consolidated financial statements.

The Company receives allowances from certain of its merchandise vendors which it records as a reduction of cost of goods sold. EIC 144 has changed the timing of recognition of some vendor allowances. As a result of the retroactive application of EIC 144, the Company recorded a decrease to opening retained earnings for 2003 of $857,000 (net of current future income taxes recoverable of $487,000), a decrease to inventory of $1,324,000 and an increase of $20,000 to the cumulative translation adjustment. The impact on net earnings for each of 2003 and 2004 was not material.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.47 per unit, which consists of $0.39 in interest income and $0.08 in dividend income to unitholders of record on March 31, 2005, distributable by April 15, 2005.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

($ in thousands)	Fourth Quarter 2004	Fourth Quarter 2003	Year-To-Date 2004	Year-To-Date 2003
Net earnings	$ 10,564	$ 10,614	$ 37,265	$ 35,730
Add: Amortization	6,065	5,588	23,905	22,401
Interest expense	1,398	1,538	5,761	6,299
Income taxes	3,487	3,282	9,675	8,396
Trading profit	$ 21,514	$ 21,022	$ 76,606	$ 72,826

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2003 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 183 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	January 29 2005	January 31 2004 (Restated Note 1)
ASSETS		
Current assets		
Cash	$ 11,438	$ 16,627
Accounts receivable	69,040	59,414
Inventories	122,034	114,790
Prepaid expenses	2,663	3,083
Future income taxes	2,467	2,916
Total Current Assets	207,642	196,830
Property and equipment	186,104	192,395
Other assets	11,959	12,153
Future income taxes	7,932	8,222
Total Assets	$ 413,637	$ 409,600
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	$ 32,023	$ 30,313
Accounts payable and accrued liabilities	51,776	50,306
Income taxes payable	3,539	1,881
Current portion of long-term debt	106	640
Total Current Liabilities	87,444	83,140
Long-term debt	88,803	96,949
Asset retirement obligations	1,105	1,033
Total Liabilities	177,352	181,122
EQUITY		
Capital	165,205	165,205
Unit purchase loan plan (Note 2)	(4,429)	(3,650)
Retained earnings	70,560	61,679
Cumulative currency translation adjustments	4,949	5,244
Total Equity	236,285	228,478
Total Liabilities and Equity	$ 413,637	$ 409,600

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended January 29 2005	14 Weeks Ended January 31 2004 (Restated Note 1)	52 Weeks Ended January 29 2005	53 Weeks Ended January 31 2004 (Restated Note 1)
SALES	$ 209,857	$ 216,950	$ 788,693	$ 782,720
Cost of sales, selling and administrative expenses	(188,343)	(195,928)	(712,087)	(709,894)
Net earnings before amortization, interest and income taxes	21,514	21,022	76,606	72,826
Amortization	(6,065)	(5,588)	(23,905)	(22,401)
	15,449	15,434	52,701	50,425
Interest	(1,398)	(1,538)	(5,761)	(6,299)
	14,051	13,896	46,940	44,126
Provision for income taxes (Note 3)	(3,487)	(3,282)	(9,675)	(8,396)
NET EARNINGS FOR THE PERIOD	10,564	10,614	37,265	35,730
Retained earnings, beginning of period				
as previously reported	66,610	63,559	61,679	52,165
Accounting changes (Note 1)	-	-	-	(1,144)
as restated	77,174	74,173	98,944	86,751
Distributions	(6,614)	(12,494)	(28,384)	(25,072)
RETAINED EARNINGS, END OF PERIOD	$ 70,560	$ 61,679	$ 70,560	$ 61,679
NET EARNINGS PER UNIT				
Basic	$ 0.66	$ 0.66	$ 2.34	$ 2.24
Diluted	$ 0.66	$ 0.66	$ 2.32	$ 2.22
Weighted Average Number of Units Outstanding (000's)				
Basic	15,937	15,929	15,918	15,940
Diluted	16,126	16,126	16,126	16,126

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	13 Weeks Ended January 29 2005	14 Weeks Ended January 31 2004 (Restated Note 1)	52 Weeks Ended January 29 2005	53 Weeks Ended January 31 2004 (Restated Note 1)
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 10,564	$ 10,614	$ 37,265	$ 35,730
Non-cash items				
Amortization	6,065	5,588	23,905	22,401
Future income taxes	394	2,115	636	2,789
Pension (credit) expense	(352)	(637)	(352)	(637)
Amortization of deferred financing costs	46	46	186	186
(Gain)loss on disposal of property and equipment	413	418	1,158	(1,583)
Cash flow from operations	17,130	18,144	62,798	58,886
Change in other non-cash items	2,408	20,282	(13,873)	7,894
Operating activities	19,538	38,426	48,925	66,780
Investing Activities				
Purchase of property and equipment	(5,013)	(11,772)	(22,323)	(33,273)
Proceeds from disposal of property and equipment	81	234	694	3,070
Investing activities	(4,932)	(11,538)	(21,629)	(30,203)
Financing Activities				
Change in bank advances and short-term notes	(6,905)	(6,970)	1,885	2,475
Net purchase of units for unit purchase loan plan	(140)	458	(779)	(285)
Repayment of long-term debt	(2,542)	(1,442)	(4,486)	(1,952)
Distributions	(7,335)	(11,772)	(29,105)	(30,639)
Financing activities	(16,922)	(19,726)	(32,485)	(30,401)
NET CHANGE IN CASH	(2,316)	7,162	(5,189)	6,176
Cash, beginning of period	13,754	9,465	16,627	10,451
CASH, END OF PERIOD	$ 11,438	$ 16,627	$ 11,438	$ 16,627
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,823	$ 2,764	$ 6,076	$ 6,410
Income taxes	2,484	1,228	7,453	4,513

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2003 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2003 Annual Report.

Effective February 1, 2004, the Company implemented the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Hedging Relationships

Accounting Guideline 13 "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $287,000 (net of future income taxes recoverable of $165,000), an increase in fixed assets of $586,000, an increase in other liabilities of $1,033,000 and an increase in the cumulative translation adjustment of $5,000. The impact on net earnings for each of 2003 and 2004 was not material.

Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EIC Abstract 144)

EIC 144, provides guidance on accounting for cash consideration received from a vendor. EIC 144 requires a customer to record cash consideration received from a vendor as a reduction in the price of the vendor's products and reflect it as a reduction of cost of goods sold and related inventory when recognized in the income statement and balance sheet. Certain exceptions apply if the cash consideration received is a payment for assets or services delivered to the vendor or for reimbursement of selling costs incurred to promote the vendor's products. EIC 144 must be applied retroactively to all financial statements for annual and interim periods ending after August 15, 2004. Accordingly, in the third quarter of 2004, the Company has implemented EIC 144 retroactively with restatement of the consolidated financial statements.

The Company receives allowances from certain of its merchandise vendors which it records as a reduction of cost of goods sold. EIC 144 has changed the timing of recognition of some vendor allowances. As a result of the retroactive application of EIC 144, the Company recorded a decrease to opening retained earnings for 2003 of $857,000 (net of current future income taxes recoverable of $487,000), a decrease to inventory of $1,324,000 and an increase of $20,000 to the cumulative currency translation adjustment. The impact on net earnings for each of 2003 and 2004 was not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Unit Purchase Loan Plan

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 225,998 units of the Company with a quoted value at January 29, 2005 of $7,006,000. Loans receivable at January 29, 2005 of $4,429,000 are recorded as a reduction of equity. The loans have a term of five years. The maximum value of the loans under the plan will not exceed $7,500,000.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

4. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended January 29, 2005 was $498,000 (2004 - $307,000) and for the fifty two weeks ended January 29, 2005 $1,872,000 (2003 - $1,555,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended January 29, 2005 of US$16,000 (2003 - US$16,000) and for the fifty two weeks ended January 29, 2005 US$131,000 (2004 - US$127,000).

5. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended January 29 2005	14 Weeks Ended January 31 2004	**52 Weeks Ended January 29 2005**	53 Weeks Ended January 31 2004
Sales				
Canada	**$ 174,186**	$ 176,056	**$ 629,822**	$ 615,661
Alaska	**35,671**	40,894	**158,871**	167,059
Total	**$ 209,857**	$ 216,950	**$ 788,693**	$ 782,720
Net earnings before amortization, interest and income taxes				
Canada	**$ 19,499**	$ 17,893	**$ 62,629**	$ 57,663
Alaska	**2,015**	3,129	**13,977**	15,163
Total	**$ 21,514**	$ 21,022	**$ 76,606**	$ 72,826
Net earnings before interest and income taxes				
Canada	**$ 14,373**	$ 13,248	**$ 42,652**	$ 39,250
Alaska	**1,076**	2,186	**10,049**	11,175
Total	**$ 15,449**	$ 15,434	**$ 52,701**	$ 50,425
Identifiable Assets				
Canada	**$ 293,254**	$ 289,825	**$ 293,254**	$ 289,825
Alaska	**63,963**	66,555	**63,963**	66,555
Total	**$ 357,217**	$ 356,380	**$ 357,217**	$ 356,380

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.